Filed by ITC Holdings Corp. Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp,

Commission File No. 001-32576

ITC Holdings Corp. Cleco Meeting February 6, 2013

Safe Harbor Language & Legal Disclosure 2 This document and the exhibits hereto contain certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on September 25, 2012 in connection with the proposed transactions, and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements. Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Safe Harbor Language & Legal Disclosure 3 On September 25, 2012, ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, Mid South TransCo LLC (TransCo) will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000. This communication is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy, may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 28, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on March 23, 2012. Information about the directors and executive officers of ITC may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 22, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on April 12, 2012.

ITC and Entergy System Peak Load 26,100 MW 28,000 MW Area Seven states Five states* Total Transmission Miles 15,000 miles 15,800 miles Service Area Square Miles 89,850 114,669 RTO Membership MISO/SPP MISO market integration by 12/2013 Entergy Transmission Business * Entergy owns limited assets in Missouri 4

Stakeholder Benefits 5 Transaction ultimately benefits all constituencies, through independent model and overall best practices. Improved reliability, reduced congestion and greater access to competitive energy marketplace. Strong credit quality owner with ability to attract cost-effective capital for needed transmission investments. Independent transmission planning and operations; aligns with public policy objectives. Maintains jobs and provides excellent opportunities for job creation and local economic development. Commitment to communities and customers that ITC serves through corporate citizenship and community involvement. 5

Offsetting Benefits of Wholesale Rate Effect Benefits of the transaction, that are not quantified, will offset the wholesale rate increase over time, including: • Increased financial flexibility • Benefits of ITC’s singular focus on transmission • Mitigating the risk of potential deterioration in the Entergy Operating Companies’ credit metrics and subsequent increases in interest costs • Transmission ownership by a company, including its Board of Directors and management team, completely independent from all market participants • Lower energy costs resulting from greater access to competitive markets and cost avoidance through improved reliability 6

Challenge Significant and sustained levels of escalating transmission investment requirements Insufficient cash flows to address investment needs Increased pressure on credit quality and access to capital Results in reduced ability to address electric system needs timely and in an overall cost effective manner Solution Transaction brings greater focus and financial strength to support transmission investment ITC rate construct and resulting credit quality and access to cost effective capital better suited to address transmission system investment needs Lower cost of debt creates savings passed on to customers in the form of reduced interest expense Empower Entergy to better address generation and distribution requirements Separate, Stronger Balance Sheets 7

Transaction offers the financial strength of ITC and improves that of Entergy OpCos to support escalating capital investment requirements facing the electric industry ITC has a singular focus with no internal competition or competing priorities for capital or other resources; provides a stronger, separate balance sheet to support the transmission capital requirements. ITC better positioned to efficiently capitalize the significant and sustained level of transmission investment required in the Entergy region. Post-close, Entergy OpCos would be better positioned to attract capital to finance needed investments in generation and distribution at lower costs and to manage future uncertainty regarding event risk (e.g., new regulatory requirements or major storms). ITC’s MISO operating companies are deemed to be of higher credit quality than the Entergy OpCos, as well as most vertically-integrated utilities Enables consistent and predictable access to cost-effective capital, even during challenging economic times; supports enhanced liquidity. Given significant and sustained level of transmission capital investment requirements, as well as unforeseen needs, credit quality and access to capital are paramount. Financial Strength and Flexibility 8

Credit Quality Enhancement Overview Debt Cost Savings Expect new ITC operating companies to have ratings equivalent to that of ITC’s existing MISO operating companies FERC rate construct utilized by ITC’s operating companies viewed favorably by the rating agencies and investors, which supports lower funding costs. ITC is seeking FERC rate construct for its new operating companies as part of the transaction. Results in lower borrowing costs of approximately 55 bps to 195 bps relative to the status quo Entergy OpCos, depending on market conditions. Merger between Entergy’s Transmission Business and ITC is expected to lead to material interest expense savings, which will benefit Entergy’s customers Reflected in both the initial capitalization of the new ITC operating companies, as well as future debt financings to fund transmission investment requirements. Aggregate debt financing cost savings estimated in the range of $24 million to $27 million in 2014 (first full year of ownership) for the new ITC operating companies. Over a five-year period (2014-2018), estimate debt cost savings for the new ITC operating companies in a range of approximately $125 million to $156 million (in nominal dollars). 9

Capital Investments 10 Capital investments of ~$3.2 billion in our business since inception Projected investments of ~$4.2 billion 2012 through 2016

Wholesale Transmission Rate Effects Absent the Transaction Under the current Entergy OATT, the denominator in calculating the wholesale rate is the single highest peak of the entire year (1CP) x 12 months; this approach results in a 2014 projected rate of $1.85/kWm Under the MISO OATT that Entergy plans to adopt absent the transaction, the denominator used to calculate wholesale rates reflects the sum of the 12 monthly coincident peak loads (12CP); this results in a 2014 projected rate of $2.43/kWm Under both methodologies, the aggregate amount paid by customers remains the same for the same usage Currently, all of the transmission facilities of ELL, EGSL, ENO, ETI, EMI and EAI are included in a single pricing zone with a single wholesale rate Upon entry into MISO, Entergy intends to establish four pricing zones – the transmission facilities of ETI, EMI and EAI will each be in their own pricing zone and the transmission facilities of ELL, EGSL and ENO will be under a single pricing zone ITC plans to adopt these same pricing zones in the transaction Upon entry into MISO, Entergy plans to adopt the MISO base ROE of 12.38% for wholesale customers; this is the same ROE ITC plans to adopt post-transaction Monthly Peak Demand (12CP) Pricing Zones Return on Equity Note: Does not apply to GFA customers 11

Wholesale Transmission Rate Effects From the Transaction Analysis assumes capital structure utilized by ITC operating companies (60% equity/ 40% debt) as opposed to capital structure under Entergy ownership (approximately 50% equity/50% debt) There is no anticipated change in ROE as a result of the transaction since both Entergy (absent the transaction) and ITC (post-transaction) plan to adopt the MISO base ROE of 12.38% Benefits of credit quality improvement resulting from transition to FERC regulatory construct partially offset rate construct impacts Forward Test Year: Mitigates regulatory lag in recovery of capital investments One time impact of conversion to forward test year Reflects amount that would have been collected in future years; does not change the amount that would be recovered from customers for capital investments Depreciation Study Impacts: Expected to lower depreciation expense for Louisiana and Mississippi assets FERC Construct Effects Timing Effects Note: Does not apply to GFA customers 12

2014 Rate Effect for Typical Louisiana Wholesale Customer - Driven by MISO and ITC Transaction

Illustrative

Estimated Louisiana Wholesale Transmission Rate Effects ($/KwM)(1)



MISO Effects
Transaction Effects
No effect on Customer Costs
Net effect of ~$0.06 or ~2.5%
$1.85
+$0.58
$2.43
-$0.08
$2.36
+$0.14
-$0.08
$2.41
Single PZ Rate Using Current OATT
12 CP Load Denominator
Single PZ Rate Using MISO OATT*
ETR LAU in MISO Impacts**
ETR Ownership in MISO
Capital Structure
Credit Quality Impacts
ITC Ownership

* Reflects change in load denominator used to calculate rate – does not affect aggregate amount paid by customers

** Reflects net effect of four transmission pricing zones and 12.38% ROE when ETR joins MISO

(1) Does not apply to GFA customers

Customer bill effects expected to be mitigated by:

- **Operational excellence – e.g. reliability, system performance**
- **Independent and transparent ITC model**
- **Enhanced financial flexibility**

Note: Excludes estimated one-time rate effect of ~$0.21 due to conversion to forward test year - reflects amounts that would have been collected in future years; partially offset by depreciation study impacts of ~$0.12

13

Components of Wholesale Rate Effects vs. Retail Rate Effects Rate Effect Wholesale Rate Effect Retail Rate Effect Return On Equity Capital Structure Lower Cost of Debt Elimination of MSS-2 Wholesale Credit Transmission Bill Effect Only Total Bill Effect (Including GT&D) Included In: 14

Transmission Owner Roles versus MISO Roles MISO is a non-profit entity, with no capital to invest in the construction of transmission projects. MISO has no role in the physical operation or maintenance of the transmission system, and has no authority to compel a transmission owner to make capital investments to the system. Transmission Owner MISO Identify local and state needs for transmission expansion Identify Regional needs for transmission expansion to alleviate congestion Evaluate potential solutions to address identified needs Engage stakeholders and regulators in development of transmission plans Propose projects to meet the identified needs Construct transmission projects Develop a comprehensive transmission maintenance program Execute the transmission maintenance plan on a continual basis Physically operate the transmission system

Transmission Owner Roles versus MISO Roles MISO performs duties associated with regional tariff administration, regional energy market operations, and approval of Transmission Owner plans for investment in the transmission network. Transmission Owner MISO Provide administration services for an Open Access Transmission Tariff Manage an interconnection queue for new generation resources Develop an annual plan for transmission system expansion (e.g., MTEP) Provide a forum for open and transparent vetting of projects (Order 890) Approve the construction of transmission projects Operate a wholesale energy market Maintain functional control of the transmission network

Operational Excellence: Improving Reliability of Acquired Systems Fewer outages: According to the SGS Statistical Services' Transmission Reliability Benchmarking Study, ITCTransmission and METC now perform with the best 10% of companies for number of sustained outages per circuit. As ITC's most recently acquired system, ITC Midwest improvement programs have had less time to be effective. However, performance showed continued improvement in 2011. 17

Operational Excellence: Improving Reliability of Acquired Systems Shorter outages: According to the SGS Study, average circuit outage duration for all three ITC operating companies is less than the Region and Peer Group. Transmission circuit outages do not equate to end-use customer outages in most cases, except for ITC Midwest. 18

ITC Capital Investments: IPL Transaction Experience and Results ITC has invested approximately $1.1 billion to improve the ITC Midwest transmission system since acquisition of IPL assets Built 26 new substations Completed 32 major substation upgrades/expansions Built nearly 26 miles of new line Rebuilt nearly 400 miles of existing lines Added four and replaced three major transformers Key Project: Salem-Hazleton 81-mile, 345 kV line connecting Dubuque and Buchanan Counties in eastern Iowa Regional planning had long identified as necessary Expected completion: 2013 ITC Midwest reduced sustained outages from those experienced in 2008 (the last year IPL operated and maintained the system) by 50% in 2009, 24% in 2010, and 58% in 2011 19

Proactive Maintenance Achieved 100% compliance with maintenance requirements under NERC standards in 2011 audit of ITC’s three operating companies. ITC spends three times more on preventive maintenance than reactive, unplanned activities. Transmission lines were 100% available during 2011 summer all-time peak, or near all-time peak, demand. Driven by our singular focus on transmission, ITC’s commitment to preventative maintenance has helped maximize the availability of transmission infrastructure. Infrared Helicopter Inspections An infrared camera locates high temperature problem areas (hot spots) on a transmission line and hardware which could result in a mechanical failure and consequently loss of system reliability. Arial inspection is superior to ground inspection due to improved visibility on transmission power line components and the speed in which the inspection can be performed. Critical issues can be dealt with immediately and other issues can be fit into the line maintenance program. 20

Quantitative Value of Reliability Calculation is based on data for the two largest load serving entities in Michigan from 2010 and 2011, with major storms excluded. The ITCT and METC data reflect a three year average SAIDI from the SGS Study, given that performance changes year over year. The Department of Energy estimates interruption costs and benefits associated with reliability improvements. A one-minute reduction in the System Average Interruption Duration Index (SAIDI) for ITCTransmission and METC results in one year savings of $7.7M for customers. ITC’s 19-minute reduction of SAIDI over outage duration performance of its peers amounts to $153 million per year in value delivered by ITC’s Michigan utilities to its customers. 21

Working Relationships with Large Commercial and Industrial Customers Dedicated Stakeholder Relations group as single point of contact for stakeholders, providing advocacy and issue resolution at ITC. Proactively meet with stakeholders to identify stakeholder issues and resolve any concerns through one-on-one meetings and semi-annual “Partners in Business” meetings. Timely customer communication Storm restoration Planned outages to eliminate or minimize any potential risk and costs to industrial processes Unplanned outages regarding cause, estimated duration, and future prevention ITC will work collaboratively with customers regarding planned outages, unplanned outages, load additions, power quality events, project and policy updates. 22

Storm Restoration Building on Entergy’s Record of Excellence Key areas of the ITC and Entergy incident command system structures will be integrated upon transaction closing. ITC is working with Entergy to formulate a new ITC emergency operations plan which will complement the Entergy emergency operations plan. Participation in mutual assistance groups. ITC’s number one priority: getting all customers back on line safely. 23

Targeted to close in 2013, subject to the following approvals and closing conditions: Authority Requirement Filed Approved Transaction Approvals 24 Louisiana PSC Change of control of transmission assets Authorization to incur debt in some jurisdictions New Orleans City Council Arkansas PSC Mississippi PSC Texas PUC Missouri PSC FERC Change of control of transmission assets Establish rate for new ITC subsidiariesAuthorization for operating company financings Hart-Scott-Rodino Act (DOJ / FTC) Pre-merger notification to review potential antitrust and competition issues U.S. Nuclear Regulatory Commission (NRC) License Approval • Approval of transfer of control of existing NRC nuclear facility licenses owned by Entergy utility operating companies IRS Private Letter Ruling Ruling regarding tax-free treatment of the Transaction ITC Shareholders Merger Amendment to ITC Articles of Incorporation to increase the number of authorized shares Authorization for issuance of greater than 20% of outstanding shares

Summary: Benefits of Transaction Independent model Proven independent business model for owning and operating transmission systems Independence from all buyers and sellers of electric energy allows ITC to plan improvements to the electric transmission grid for the broadest public benefit. Singular focus Transaction results in two companies that are more specialized and focused — ITC on transmission and Entergy on generation and distribution. Incremental value beyond MISO membership Operational excellence Structural separation of the transmission business from generation and distribution businesses encourages greater participation in the transmission planning process and disclosure of information by third parties. Financial strength and flexibility Transaction will improve the region’s ability to efficiently and effectively finance infrastructure investment requirements today and in the future. 25

Thank you